

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Yves R. Michel
Chief Executive Officer
GME Innotainment, Inc.
208 East 51st Street, Suite 170
New York, NY 10022

> **Re: GME Innotainment, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed May 5, 2020**
> **File No. 024-11139**

Dear Mr. Michel:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Offering Statement on Form 1-A filed May 5, 2020

Offering Summary, page 8

1.   We note that you provide the number of shares of common stock outstanding as of December 31, 2019. Please revise to provide the number of shares outstanding as of the most recent practicable date. Please make corresponding revisions to your disclosure in the section entitled Principal Stockholders. Refer to Item 12(a) of Form 1-A.

Risk Factors, page 9

2.   Please revise to discuss the effects, if any, that COVID-19 has had on your business, including, what management expects its future impact will be, how management is responding to evolving events, and how it is planning for COVID-19-related uncertainties going forward.

<u>Certain Relationships and Related Party Transactions, page 45</u>

3. Please revise your disclosure in this section to discuss the transactions mentioned in Notes 4 and 7 on pages 68 and 74, respectively.

    You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Manufacturing

cc: Andrew Coldicutt, Esq